November 4, 2024
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance

Attention:	Madeleine Joy Mateo
Christian Windsor

Re:	Abacus Life, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1 on
Form S-3
Filed October 21, 2024
File No. 333-273411
To the addressees set forth above:
This letter respectfully sets forth the response of Abacus Life, Inc. (the “Company” or “Abacus”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated November 1, 2024 (the “Comment Letter”) with respect to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 on Form S-3 filed with the Commission on October 21, 2024 (the “POS AM S-3”).
For ease of review, we have set forth below each numbered comment from the Comment Letter in bold type, followed by the Company’s response.
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Post-Effective Amendment No. 1 to Form S-1 on Form S-3 filed October 21, 2024
General
1.    We note the risk factors on pages 11, 13, and 20 of your annual report on Form 10-K/A for the fiscal year ended December 31, 2023 (“Annual Report”), which you incorporate by reference, implying that valuations of life insurance policies are key to your business. We also note your disclosure on page 7 of your Annual Report describing your partnership with Lapetus Solutions, Inc. (“Lapetus”). Please tell us whether Abacus or any of its officers, directors or other affiliates, have an ownership interest or credit relationship in Lapetus or its subsidiaries or other affiliates. Please provide a detailed explanation of any relationship and disclose the extent to which you have relied upon Lapetus or any of its co-owned entities for valuation of life insurance policies that you have purchased for your own account or which you have facilitated the purchase by other entities or investors. Consider revising your risk factor disclosure based on your response.
Response: The Company respectfully acknowledges the Staff’s comment and confirms that its investment interest in Lapetus Solutions, Inc. (“Lapetus”) is minor, as further described below, and also is immaterial to the Company’s valuation processes for life insurance policies. Additionally, the Company’s relationship with Lapetus does not materially affect any aspect of its business operations.
As outlined in the Company’s quarterly report on Form 10-Q with respect to the quarter ended June 30, 2024, which was filed with the Commission on August 12, 2024, the Company holds a convertible promissory note in the amount of $1,000,000 (the “LSI Note”) issued by Lapetus. If the LSI Note were to convert into shares of Lapetus Series A-2 Preferred Stock in accordance with its terms, Abacus’s resulting ownership interest in Lapetus would represent less than a 5% equity stake in Lapetus on a fully diluted basis. Both the LSI Note and Abacus’s potential ownership level in Lapetus are immaterial to Abacus and would not grant the Company any influence or control over Lapetus’s governance or business decisions.
With respect to the Company’s valuation methodologies for life insurance policies, the Company’s relationship with Lapetus is limited to underwriting services. Specifically, Lapetus’s role involves generating life expectancy reports, which the Company incorporates as one of multiple inputs into its valuation process in determining the fair value of the policies the Company holds. In addition to life expectancy reports, the Company employs its own underwriting practices, origination protocols, and proprietary “heat-map” technology platform; it does not rely solely or even materially on Lapetus’s life expectancy reports. Notably, Lapetus does not engage in the valuation of policies, and therefore the Company’s use of Lapetus as an input into the Company’s policy-valuation exercise is both limited and immaterial to the Company’s overall valuation process.

2.    If Lapetus is a related party, discuss any limitations on your ability to rely on Lapetus to value life insurance policies under any relevant state laws governing the purchase or sale of life insurance policies of third parties, and state whether you are in compliance with any such laws.
Response: The Company respectfully acknowledges the Staff’s comment and confirms that Lapetus does not meet the criteria for a related party under Financial Accounting Standards Board Accounting Standards Codification 850, Related Party Disclosures (“ASC 850”). Specifically, under ASC 850-10-20:
•Lapetus and the Company are not affiliates in that neither company controls the other, nor are they under common control;
•The Company’s investment in Lapetus would not be required, absent the election of the fair value option under the Fair Value Option Subsection of Accounting Standards Codification Section 825-10-15, to be accounted for by the equity method by Abacus;
•Lapetus is not a trust for the benefit of Abacus employees managed by or under the trusteeship of Abacus management;
•Neither the Company nor Lapetus is a principal owner of, or management of, the other entity;
•Abacus does not control or have the ability to significantly influence the management or operating policies of Lapetus to an extent that one of the parties might be prevented from fully pursuing its own separate interests, or vice versa; and
•Neither Abacus nor Lapetus can significantly influence the management or operating policies of the other, nor does either party have an ownership interest in the other that would allow it to significantly influence the other to an extent that one of the parties might be prevented from fully pursuing its own separate interests.
For example, although the Company’s Chief Executive Officer, Jay J. Jackson, previously held a nominal “Director” title at Lapetus, his role, which the Company confirms complied with all relevant state laws, was strictly limited to an uncompensated advisory position rather than a contracted director role or service on the Lapetus board of directors. Neither Mr. Jackson nor Lapetus has held out Mr. Jackson in an authority capacity on behalf of Lapetus. This advisory role, characterized by minimal involvement with Lapetus’s management or operations, supports the Company’s assessment that Lapetus would not be classified as a related party under ASC 850, the relevant accounting standard.
In addition, Lapetus is not a “related person” within the meaning of Item 404 of the Commission’s Regulation S-K. Under Instruction 6 to Item 404(a), a person holding a position as a director of another entity does not acquire an indirect material interest solely by virtue of that role. While Mr. Jackson’s position with Lapetus, which ceased on May 16, 2024, was strictly advisory, even considering Mr. Jackson as a “director” of Lapetus would not give rise to a material interest in Lapetus’s transactions with Abacus that would trigger related-party transaction disclosure under Item 404. Additionally, the Company’s interest in a convertible loan issued by Lapetus does not establish Lapetus as a related person pursuant to Instruction 7 to Item 404 because the terms of the convertible loan were the result of competitive bids that Lapetus solicited from several potential lenders before determining to enter into the convertible loan with the Company.

Risk Factors, page 8
3.    We note your risk factor disclosure on page 20 of your Annual Report that you are reliant on your management and on page 24 of your Annual Report that your executive officers have limited experience in the management of a publicly traded company. We also note that National Insurance Brokerage operates at an address in the same office park as Abacus. We note that the Florida Secretary of State lists Scott Kirby, Matthew Ganovsky, and Sean McNealy as officers of National Insurance Brokerage. Please revise your disclosure to discuss the extent to which you purchase insurance contracts from National Insurance Brokerage. Also, consider appropriate revisions to your risk factors to discuss the risks that management's other business interests may interfere with their focus on managing your business.
Response: The Company respectfully acknowledges the Staff’s comment and advises that it has no significant contractual, transactional, or affiliate relationship with National Insurance Brokerage, LLC (“NIB”). While Scott Kirby, Matthew Ganovsky, and Sean McNealy serve as officers of NIB, NIB operates entirely independently of the Company. NIB is neither a consolidated subsidiary nor an affiliate of the Company.
Notwithstanding the ownership interests of certain executive officers and directors that may render NIB a related person under Item 404, the Company has not engaged in any transactions with NIB. Even if the Company had engaged in transactions with NIB, or if the ownership interest of the three individuals listed above were sufficient to render NIB a related party to the Company, Instruction 7(a) to Item 404(a) provides that transactions that involve rates or charges fixed in conformity with law or governmental authority do not require related-party disclosure. NIB operates as an independent licensed insurance brokerage that assists in the conversion of term life insurance policies to permanent insurance policies. The Company has no contractual agreement with NIB, and customers have full discretion to select any agent for policy conversions, including NIB, when they do not have an existing insurance agent relationship. NIB’s role is limited to facilitating these conversions as the required agent, with commissions paid directly by insurance carriers at pre-established rates. The Company exercises no influence over NIB’s involvement or compensation in these conversions, and this involvement remains immaterial to Abacus’s overall business operations.
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Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

/s/ Jay J. Jackson

Jay J. Jackson
of ABACUS LIFE, INC.

cc:	(via email)
Ryan J. Maierson, Latham & Watkins LLP William H. McCauley, Abacus Life, Inc. Chris Romaine, Abacus Life, Inc.